MULLEN AUTOMOTIVE INC.

1405 Pioneer Street,

Brea, California 92821

July 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Mullen Automotive Inc.
Registration Statement on Form S-1 (File No. 333-280464) (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

Mullen Automotive Inc. hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-1, be accelerated to 4:00 p.m., Eastern Time, on July 5, 2024, or as soon thereafter as practicable.

Please notify Katherine Blair at (213) 243-2159 of Jones Day or Thomas Poletti at (714) 371-2501 of Manatt, Phelps & Phillips, LLP as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely, MULLEN AUTOMOTIVE INC.

By:	/s/ David Michery
Name:	David Michery
Title:	Chief Executive Officer